Exhibit 99.1

Annual Report 2005

Contents

3	About ASML

4	CEO Message to Our Shareholders

6	Corporate Achievements

7	Report of the Supervisory Board

14	Corporate Governance

34	Information and Investor Relations

35	ASML Worldwide Contact Information

36	Form 20-F

In this report the expression "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

© 2006, ASML Holding N.V. All Rights Reserved

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Most of the major semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

ASML's largest business focuses on lithography systems for 200- and 300-millimeter diameter wafer manufacturing.

The ASML TWINSCANTM lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics provides precision optical modules for the PAS 5500TM and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions, in optical design and manufacturing, clean room assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide.

ASML operates sales and service in over 50 locations in 14 countries. Research, development and manufacturing are in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training facilities are located in Asia, Europe and the U.S. Corporate headquarters is in Veldhoven. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

For more information, visit: www.asml.com

CEO Message

to Our

Shareholders

2005 was a year of great execution at ASML. We reinforced our leadership in technology, lead time and value of ownership. Market share by revenue grew to 58 percent from 52 percent in 2004. Net profit increased by 32 percent to EUR 311 million and total cash increased by 55 percent to EUR 1.9 billion versus last year.

ASML also strengthened its potential for significant growth and profitability in future years.

Great execution in 2005

In 2005, the overall semiconductor equipment market decreased by nine percent; however, ASML sales increased by three percent to EUR 2.5 billion.

According to the latest data reported by Semiconductor Equipment and Materials International, an industry organization, we estimate ASML market share by revenue at 58 percent in 2005 from 52 percent in 2004, marking our fourth year in a row as market leader. Seventeen of the top 20 semiconductor manufacturers ranked by capital expenditure are now customers of ASML.

In total, ASML gained 12 new customers in 2005, including our sixth customer in Japan. We expanded our share of the memory market in Taiwan, shipping 300-mm tools to two new customers. We have 13 immersion tools delivered to date, including tools shipped to customers in Japan.

Our production lead time, the time from customer order to delivery of volume manufacturing tools, was reduced by 20 percent. This translates into higher competitiveness for our customers who can ramp leading edge technology faster and achieve more production flexibility. It also means less inventory and further efficiency gains for ASML, by lowering costs and contributing to cash generation.

In the second half of 2005, we proved that ASML can deliver strong profit at the low end of the semiconductor industry cycle. Gross margin for the year increased to 38.5 percent, up 1.8 points year to year. Operating margin rose to 17.8 percent, up 2.4 points. Net income grew to 12.3 percent, up 2.7 points. ASML ended 2005 at its net cash target of EUR 1.0 billion (total cash and equivalents minus convertible subordinated bonds).

We installed the XT:1400 at a customer fabrication facility in three weeks, our fastest installation of a new product. It began producing 3,000 300-mm wafers per day, eight weeks after installation, a record level of productivity.

Our 300th TWINSCAN system shipped in May. Customer acceptance has made TWINSCAN the industry's leading edge platform of choice for semiconductor lithography.

Among our installed base of over 2,700 steppers and scanners throughout Asia, Europe and the United States, there are now 376 TWINSCAN systems installed in 54 facilities worldwide.

In 2005, ASML introduced new models for mid- and non-critical chip layers at 365- and 248-nm wavelengths. The new TWINSCAN XT:400 and new XT:760 systems extend ASML's competitiveness in high volume applications. These products widen our reach in the semiconductor lithography equipment market.

We also reinforced our lead in advanced technology by announcing the TWINSCAN XT:1700i, the industry's highest numerical aperture (NA) immersion tool for 45-nm circuit line width. In December, ASML presented the first-ever images of 45-nm semiconductor structures produced by this tool. We will start volume production ramp of this newest tool in Q2 2006, positioning ASML as the leader in the 45-nm race for 300-mm high volume wafer fabrication.

ASML showed further industry leadership with Extreme Ultra Violet (EUV) lithography technology: the world's first EUV alpha tools will ship in 2006 to research centers in Albany, New York and Leuven, Belgium. EUV achievements offer a solution for 32-nm circuit line width and below, ensuring the continuation of Moore's law for a significant time frame.

We consequently made great progress to improve return on invested capital, approaching leadership levels within the semiconductor equipment industry.

Technology leadership is reinforced

In 2005, ASML introduced the TWINSCANTM XT:1400 for 65-nm circuit line width, shipping 36 systems after its introduction in Q1 2005, our fastest ramp-up ever for a new product.

Springboard to growth potential

In 2005, we increased our recurring research and development (R&D) expenses by EUR 42 million. Total recurring R&D spending was EUR 324 million or 13 percent of sales. It exemplifies our commitment to innovation and technology leadership.

We sold 196 lithography systems at an average selling price (ASP) of EUR 11.4 million, an increase of 48 percent compared with a year ago, and a measure of our richer product mix, reflecting price growth for leading edge systems.

We are encouraged by the relentless needs of our customers for new technologies: Flash and DRAM memory integration; mobile phone feature development; consumer product silicon proliferation; as well as speed, low-power and innovative features for information technology. These needs play on ASML's strengths in technology.

We are confident that our leadership in immersion lithography - the semiconductor industry's technology of choice for 45-nm production process - is making ASML the privileged partner for all semiconductor vendors.

Our successes were achieved thanks to ASML's people in every part of our organization. Our world renowned experts in nano-scale lithography have cumulative experience that is second to none. Our culture thrives on very strong commitment to leadership, achievements and customer satisfaction. Our people have not only driven ASML's reputation to the highest levels: they have also positioned ASML well to meet the ever increasing technical requirements of our customers.

Eric Meurice President, Chief Executive Officer and Chairman of the Board of Management ASML Holding N.V. Veldhoven, January 27, 2006

Board of Management

The Board of Management reiterates the Company's commitment to good corporate governance. Throughout 2005, managers and employees focused on compliance with existing and new regulations in the Netherlands and the United States. A description of ASML corporate governance appears in this report.

The Board of Management congratulates Dave Chavoustie, executive vice president of worldwide sales and customer support, who retired from the Board of Management on December 31, 2005. Dave played a central role in growing and maturing ASML during his seven years of service. We all thank him for his contributions and wish him the best for his retirement.

On November 1, 2005, Klaus Fuchs joined ASML as executive vice president in charge of operations. The Supervisory Board intends to appoint Klaus as a member of the Board of Management subject to notification of the annual general meeting of shareholders scheduled on March 23, 2006. Klaus will focus on strengthening ASML's operational capabilities to further improve customer satisfaction, product and support delivery, and efficient execution for profitability and liquidity.

Accelerating success

Our successful journey continues. There are significant opportunities to further expand the value that we provide to customers. We plan to continue executing our model for leadership in technology, lead time and value of ownership to achieve further growth.

Corporate Achievements

Technology Leadership

•     Announced the TWINSCAN XT:1700i, the industry's highest numerical aperture (NA) immersion tool for volume semiconductor manufacturing at the 45-nm line width. In Q4 2005, ASML showed the first 45-nm images produced on this tool and volume production ramp of the XT:1700i will start in Q2 2006.

•     Delivered 13 immersion lithography systems to date and ASML is preparing for a number of shipments in 2006 which could exceed the range of 20 to 25 immersion systems.

•     Executed strong ramp of TWINSCAN XT:1400 for 65-nm line width volume manufacturing by shipping 36 systems after its introduction in Q1 2005. This new product has become the 193-nm tool of reference for memory manufacturing while it further strengthens our leadership position in 193-nm wavelength technology.

•     Increased the average selling price (ASP) of new lithography systems sold to EUR 13.5 million in 2005 from EUR 9.3 million in 2004.

Operational Excellence

•     Achieved gross margin of 38.5 percent for 2005, an increase of 1.8 percentage points compared with 2004. ASML also achieved cost of goods reduction targets.

•     Exceeded our profitability target of an average operating margin of 15 percent over the semiconductor industry cycle by generating an operating margin of 17.8 percent for 2005, an increase of 2.4 percentage points versus 2004.

•     Reduced lead times by 20 percent on volume manufacturing tools.

•     Increased recurring research and development (R&D) spending by EUR 42 million during 2005, bringing total recurring R&D expenses to EUR 324 million, net of credit, compared with recurring R&D expenses of EUR 282 million during 2004. This supports the company's commitment to innovation and technology leadership.

•     Contained selling, general and administrative (SG&A) expenses in 2005 to 8.0 percent of net sales, compared with 8.2 percent of net sales in 2004.

•     Generated EUR 711 million in cash from operations during 2005, bringing the company's net cash position to EUR 1.0 billion as of Q4 2005. Net cash is cash and equivalents minus convertible subordinated bonds.

Customer Focus

•     Increased market share by revenue to 58 percent in 2005 from 52 percent in 2004, according to the latest available statistics reported by Semiconductor Equipment and Materials International, an independent industry organization. ASML is market leader for the fourth year in a row.

•     Achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm. ASML's ratings surpassed every lithography competitor for the third year in a row.

•     Shipped the 300th TWINSCANTM system in May, concluding 2005 with an installed base of over 2,700 steppers and scanners throughout Asia, Europe and the United States. ASML has more than 140 lithography systems installed featuring 193-nanometer (rim) wavelength technology.

•     Gained 12 new customers in 2005 with orders for 200- and 300-millimeter (mm) wafer lithography systems.

•     Expanded our share of the memory market in Taiwan by shipping systems to two new customers for 300-mm wafer manufacturing.

•     Made further inroads in Japan: announced our sixth customer win. We ended 2005 in Japan with an installed base of 365-, 248- and 193-nm wavelength lithography systems, including immersion tools, in 11 locations.

•     Accomplished our fastest installation of a new product, the TWINSCAN XT:1400. This was executed in three weeks and resulted in 3,000 300-mm wafers-per-day within eight weeks, marking superior levels of customer satisfaction and world-class technical support.

•     Continued focus on 300-mm volume manufacturing by shipping new 365- and 248-nm tools for mid- and non-critical chip layers. These tools mark continuous innovation of the TWINSCAN XT platform, providing lower cost of ownership, increased productivity and improved performance.

Report of the Supervisory Board

The Supervisory Board has reviewed the Annual Report on Form 20-F of ASML Holding N.V. ("ASML" or the "Company") for the financial year 2005, as prepared by the Board of Management and included in this Annual Report. Deloitte has duly examined the Company's financial statements, and their independent Auditors' Report is included in the Annual Report on Form 20-F.

Highlights

The Board of Management of ASML is responsible for the management of the Company. It is the task of the Supervisory Board to supervise the policies of the Board of Management and the general course of affairs in the Company. In addition, the Supervisory Board supports the Board of Management with its advice.

ASML reinforced its position in the global market for semiconductor lithography systems throughout 2005. The Company strengthened its capabilities to execute according to its strategy for technology, lead time and cost of goods. ASML management and employees demonstrated their capacity to adapt to the cyclicality of the world market for semiconductor lithography systems, while the Company improved operating margin and sustained profitability.

During 2005, the Supervisory Board frequently discussed the Company's Investor Relations program. We are interested in the opinions of investors and analysts about ASML and encourage continuous communication with and feedback from investors and analysts, consistent with fair disclosure principles.

Strategy and business review

In 2005, the Supervisory Board's main focus was on technology and the Company's financial situation. Furthermore, the Supervisory Board had regular discussions on corporate governance and the application of corporate governance rules to the Company. ASML is a publicly traded company that is dual listed in the Netherlands and the United States. These days, corporate governance is a continuously changing environment, and we are being confronted with an increasing amount of regulations. We strive for compliance so that benefits of corporate governance outweigh its burdens. For example, corporate governance requirements have helped to improve the quality of the Company's processes and procedures by increasing the Company's focus on internal controls and risk management, and have also helped to provide further clarity and consistency for stakeholders.

The Supervisory Board has worked closely with the Board of Management in 2005 through scheduled meetings, regular reports and timely consultations. One of the ways in which we perform our supervision is via a structure of four committees: Audit, Remuneration, Selection and Nomination, and Technology and Strategy.

By working through committees, Supervisory Board members improve their understanding of and insights into the business of the Company. We work with members of the Board of Management and with executive managers. Doing so expands our interaction within the senior ranks of ASML. For example, the Technology and Strategy Committee was established in 2005, and the Committee covered technology matters together with the Company's specialists. This resulted in a better understanding of technology matters by the full Supervisory Board and enabled us to better understand the strategic challenges and choices facing ASML.

Decisions are not made at committee level. The outcomes of the committee meetings converge in the plenary meetings of the Supervisory Board. It allows members of different committees to share their findings in full forums. The entire Supervisory Board can then adopt resolutions and take decisions.

During 2005, we discussed the Company's business strategy to improve the value of ownership for ASML customers while the Company achieves good financial performance over the semiconductor cycle. We also reviewed technical possibilities for existing lithography technology and for innovations such as immersion technology.

The Supervisory Board also increased its awareness of customers' roadmaps in 2005, their prospective needs for chip manufacturing, and their views of next generation lithography technologies such as Extreme Ultra Violet (EUV).

In the Netherlands, the Works Council at ASML held an election in 2005. We welcome the incoming Works Council, and we look forward to working with them, including their contributions for nominations to the Supervisory Board. We also sincerely thank the outgoing Works Council for their cumulative cooperation and professionalism.

Independent members of the Supervisory Board

Like many Netherlands public companies, the Company has a two-tier board structure where independent, non-executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory Board members are prohibited from serving as officers or employees of the Company. The Supervisory Board considers all current members of the Company's Supervisory Board to be independent in accordance with the criteria of the Netherlands Corporate Governance Code (the "Code").

Corporate governance developments

We reaffirm that compliance with requirements for corporate governance and effective internal controls are highly important. It reinforces the reliability of the Company's financial reporting and other disclosures.

The Supervisory Board assists and supports the Board of Management in its continuing efforts to ensure that the Company's practices and procedures reflect good corporate governance and comply with applicable corporate governance requirements under U.S. and Netherlands law, the rules of Euronext Amsterdam and the Nasdaq National Market, and associated best practices.

A more detailed description on corporate governance appears in this report.

Meetings of the Supervisory Board

The Supervisory Board met six times in 2005. No single member has been absent frequently from meetings. During various meetings, the Supervisory Board discussed ASML's corporate strategy, the business risks, and the result of the Board of Management's evaluation of the structure and operation of the Company's internal risk management and control systems.

Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2005. Our relationship with the Works Council is characterized by continuous cooperation and professionalism.

The Supervisory Board met once without the Board of Management in attendance to discuss the composition of the Supervisory Board, the functioning of the Supervisory Board and its individual members, the relationship with the Board of Management, the performance and composition of the Board of Management as well as performance and succession of its individual members, among other matters. Proper feedback has been given to the Board of Management concerning the aforementioned meeting.

In addition to their regularly scheduled meetings, in 2005 there were frequent consultations between the Supervisory Board and the Board of Management.
Composition of the Supervisory Board

Mr. J. Westerburgen and Mr. M. Attardo retired by rotation on March 24, 2005 and Mr. J. Westerburgen was reappointed. On the same date, Ms. H. van den Burg and Mr. OB Bilous were appointed as members of the Supervisory Board. Ms. H. van den Burg was recommended by the Works Council on the basis of its strengthened right of recommendation. We express our gratitude to Mr. Attardo for his excellent service during the past years.

Mr. J. Dekker and Mr. P. Grassmann will retire by rotation or March 23. 2006. In 2006, the Works Council has the strengthened right to make a recommendation for the appointment of one member of the Supervisory Board.

For further details and biographies of the current members of the Supervisory Board, see Item 6.A. of the Annual Report on Form 20-F. For further details on the board practices of the Supervisory Board, see Item 6.C. of the Annual Report on Form 20-F and the Corporate Governance Chapter of the Annual Report.

Supervisory Board Committees

The Supervisory Board has an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Members of these committees are appointed from the Supervisory Board members.

For a further description of the responsibilities of the committees of the Supervisory Board, see Item 6.C. of the Annual Report on Form 20-F and the Corporate Governance Chapter of the Annual Report.

Audit Committee

In 2005, the Audit Committee met six times. The Audit Committee decided that the external auditor may attend the Audit Committee meetings, unless the Audit Committee determines that the external auditor should not be present at a particular meeting.

The current members of our Audit Committee are Mr. F. Fröhlich (Chairman), Mr. H. Bodt and Mr. J. Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. During 2005, the main subjects of the meetings of the Audit Committee were the review of ASML's quarterly earnings announcements and audited annual consolidated financial statements (special attention was given to the Sarbanes - Oxley Act on the status, progress and gaps to be addressed); discussions on the internal controls and risk management systems and related audit findings; approval of the external audit plan and related audit and fees; review of the audit and non-audit fees paid to the Company's external auditor; review of the audit activities of the Company's external and internal auditor; discussions on tax planning and investor relations, and regular updates on the discussions of the Company's Disclosure Committee.

Remuneration Committee

In 2005, the Remuneration Committee held two scheduled regular meetings and various ad hoc meetings. The current members of our Remuneration Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Ms. H. van den Burg. During 2005, the main subjects of the meetings of the Remuneration Committee were the evaluation of the Remuneration Policy 2004 and the remuneration package of ASML's Board of Management and discussions on ASML's Stock Option Plan for 2005.

Selection and Nomination Committee

The Selection and Nomination Committee held three meetings in 2005. In addition, members of the Selection and Nomination Committee consulted together several times on an ad hoc basis to review recruitment of the new Executive Vice President Operations. The current members of our Selection and Nomination Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. A. van der Poel. The main subjects of the meetings of the Selection and Nomination Committee were the recruitment of a new Executive Vice President Operations and the composition of the Supervisory Board and the Board of Management.

Technology and Strategy Committee

The Technology and Strategy Committee held three meetings in 2005. The current Supervisory Board members of our Technology and Strategy Committee are Mr. A. van der Poel (Chairman), Mr. P. Grassmann, Mr. J. Dekker and Mr. OB Bilous. In addition, the Technology and Strategy Committee may appoint one or more advisors from within the Company and/or from outside the Company. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings. The main subjects of the meetings of the Technology and Strategy Committee were the Company's technology roadmap, Extreme Ultra Violet (EUV) lithography, and immersion technology.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in item 6.B. of the Annual Report on Form 20-F. The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board.

Mr. P. Grassman owns 3,000 shares in the capital of the Company. None of the other members of the Supervisory Board owns shares or options on shares of the Company.

The Company has not granted any loans to, nor has it granted any guarantees in favor of, any of the members of the Supervisory Board.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company's Articles of Association, indemnified the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements.

Composition of the Board of Management

The Board of Management currently consists of three members. The Supervisory Board acknowledges the valuable service of Dave Chavoustie, Executive Vice President Sales, who retired from his position on the Board of Management effective December 31, 2005. We appreciate his outstanding contributions during his seven successful years at ASML.

In October 2005, we announced our intention to appoint Klaus Fuchs as Executive Vice President Operations and a member of the Board of Management of the Company, subject to notification of the Annual General Meeting of Shareholders on March 23, 2006. His responsibility at ASML includes quality, supply chain, manufacturing and customer support.

For further details and a biography of the members of the Board of Management, see Item 6.A. to the Annual Report on Form 20-F.

Remuneration of the Board of Management

The Remuneration Committee recommends, reviews and proposes compensation and benefits for members of the Board of Management. Furthermore, the Remuneration Committee reviews and proposes the general compensation and benefit programs for the Board of Management.

In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders on March 18, 2004 and, the desired levels of remuneration and emphasis on particular aspects of the Company's short- and long-term performance, its current compensation and benefits structures, and levels benchmarked against relevant peer companies. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures. The Remuneration Committee also reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Remuneration Committee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation.

The outlines of the remuneration report of the Supervisory Board concerning the remuneration policy of the Company, as prepared by the Remuneration Committee are the following:

1.

Total remuneration for members of the Board of Management consists of (i) base salary; (ii) short-term performance cash bonus and performance stock options; (iii) long-term performance stock and (iv) benefits. The receipt of cash bonus, performance stock options and performance stock is dependent on the achievement of predetermined performance criteria.

2.

The following ratio is used to balance the various elements of the remuneration: 100-50-25-25, whereby base salary is 100; performance bonus is 50; performance stock options is 25 and performance stock is 25.

	3.	Base salary, short-term and long-term incentives are measured against the 75th percentile of the appropriate Top Executive Market with a predominant focus on the European market.
4.

Members of the Board of Management are offered a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant's age. The total contribution percentage lies between 6% and 24%, of which the participant pays 30%, while ASML pays the remaining 70%.

5.

Although ASML intends to closely observe the Code, this will not affect the Company's rights and obligations towards the members of the Board of Management, appointed prior to 2004. Accordingly, each member of the Board of Management has been given the opportunity to opt for either the new compensation package, described in the Remuneration Policy 2004, or to retain his current package, but with a base salary as determined under the new policy. As per January 1, 2005, all members of the Board of Management, appointed prior to 2004, being Messrs. Wennink, Van den Brink and Chavoustie transferred to the Remuneration Policy 2004. The CFO's remuneration package was already in line with this policy. Furthermore, the remuneration package of Mr. Fuchs, is also in line with the Remuneration Policy 2004.

The remuneration of members of the Board of Management is described in Item 6.B. to the Annual Report on Form 20-F. The remuneration of the Board of Management during 2005 was in accordance with the Remuneration Policy 2004. The entire remuneration report of the Supervisory Board and the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders are published on the Company's website.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment to the Company's Articles of Association, indemnified the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

Gratitude to ASML employees	The Supervisory Board acknowledges the contributions made by everyone associated with the Company, and in particular, we express our gratitude to the employees of ASML.
Information on Supervisory Board members	Presented below is the personal data of all Supervisory Board members that is required to be disclosed In this report in order to comply with the Code.

OB Bilous	gender	: male
	age	: 67
	profession	: former General Manager and VP Worldwide Manufacturing of IBM's Microelectronics Division
	principal position	: Chairman of the Board of Directors of International Sematech
	nationality	: American
	other relevant positions	: Lead Director and Board member Nantero, Inc.
	first appointed	: 2005
	current term until	: 2009

H. Bodt	gender	: male
	age	: 67
	profession	: retired
	principal position	: Chairman of the Supervisory Board of ASML
	nationality	: Dutch
	other relevant positions	: member of the Supervisory Boards of DSM N.V., Delft Instruments N.V. and Nee-Post S.A.
	first appointed	: 1995
	current term until	: 2007

H.C.J. van den Burg	gender	: female
	age	: 53
	profession	: member of the European Parliament
	principal position	: member of the European Parliament
	nationality	: Dutch
	other relevant positions	: NONE
	first appointed	: 2005
	current term until	: 2009

J.A. Dekker	gender	: male
	age	: 66
	profession	: former CEO of TNO
	principal position	: President of the Royal Institute of Engineers (KIVI NIRIA)
	nationality	: Dutch
	other relevant positions	: member of the Supervisory Boards of Koninklijke BAM Group N.V. and Syntens
	first appointed	: 1997
	current term until	: 2006

F.W. Fröhlich	gender	: male
	age	: 63
	profession	: former Deputy Chairman and CFO of Akzo Nobel N.V.
	principal position	: Chairman of the Supervisory Board of Randstad Holding N.V.
	nationality	: German
	other relevant positions	: member of the Supervisory Boards of Allianz Nederland N.V., Draka Holding N.V., Gamma Holding N.V. and Kempen & Co N.V.
	first appointed	: 2004
	current term until	: 2008

P.H. Grassmann	gender	: male
	age	: 66
	profession	: former CEO of Carl Zeiss
	principal position	: former CEO of Carl Zeiss
	nationality	: German
	other relevant positions	: member of the Supervisory Boards of Gambro B.V. and the Medical University of Innsbruck
	first appointed	: 1996
	current term until	: 2006

A.P.M. van der Poel	gender	: male
	age	: 57
	profession	: former member of the Board of Management of Royal Philips Electronics
	principal position	: Chairman of the Board of MEDEA+
	nationality	: Dutch
	other relevant positions	: member of the Board of Directors of Axalto Holding N.V. and member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.
	first appointed	: 2004
	current term until	: 2008

J.W.B. Westerburgen	gender	: male
	age	: 63
	profession	: former Company Secretary and Head of Tax of Unilever
	principal position	: retired
	nationality	: Dutch
	other relevant positions	: member of the Supervisory Board of Rodamco Europe N.V. and Vice-Chairman of the Board of the Association Aegon
	first appointed	: 2002
	current term until	: 2009

For further information on the Supervisory Board members, see item 6.A. of the Annual Report on Form 20-F

	Company Secretary	: R.F. Roelofs
	First appointed	: 2002

	Deputy Company Secretary	: G.C.M. Keizer
	First appointed	: 2002

The Supervisory Board, Veldhoven, January 27, 2006

Corporate Governance
General

ASML Holding N.V. ("ASML" or the "Company") was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of other, mainly foreign, subsidiaries. ASML is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Netherlands law. ASML's shares are listed both on Euronext Amsterdam and Nasdaq since 1995.

ASML monitors and assesses on an ongoing basis applicable Netherlands, U.S., and other relevant corporate governance codes, rules, and regulations. As of January 1, 2004, ASML is subject to the Netherlands Corporate Governance Code (the "Code"), as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. ASML also is listed on Nasdaq, and is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as the regulations developed by Nasdaq, and the U.S. Securities and Exchange Commission ("SEC") pursuant to the Sarbanes-Oxley Act. In particular, ASML is taking the actions necessary to comply with Section 404 of the Sarbanes-Oxley Act on its first formal reporting date after July 15, 2006, effectively December 31, 2006.

ASML's Supervisory Board and Board of Management, which are responsible for ASML's corporate governance structure, will continue their efforts to ensure that ASML's practices and procedures comply with both U.S. and Netherlands corporate governance requirements. In this report, ASML addresses its corporate governance structure with reference to the principles and best practices set forth in the Code. ASML's Supervisory Board and Board of Management are of the opinion that ASML complies with the vast majority of the recommendations in the Code. In those cases where ASML cannot or will not comply with the Code, the reasons are described in this report.

In case of material changes in the corporate governance structure of ASML and in its compliance with the Code, ASML shall include these in a separate agenda item to be discussed in the Annual General Meeting of Shareholders ("AGM"). ASML's corporate governance structure as well as the implementation of the Code, including its deviations, were discussed in detail at the AGMs in 2004 and 2005.

Board of Management

Role and Procedure

ASML has a two-tier board structure. ASML's Board of Management is responsible for managing ASML, under the chairmanship of its President and CEO, and is supervised by the Supervisory Board.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy and policies, and the achievement of its objectives and results.

In fulfilling its management tasks and responsibilities, the Board of Management is guided by the interests of ASML and the business connected with it, as well as by the interest of ASML's stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

In the execution of its tasks and responsibilities, the Board of Management is supervised by the Supervisory Board. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. This includes the distribution of a monthly Management Report, containing updated information on ASML's business, financials, operations, and industry developments.

Important decisions of the Board of Management require the approval of the Supervisory Board, including decisions concerning:

a) the operational and financial objectives of ASML;

b) the strategy designed to achieve the objectives;

c) the parameters to be applied in relation to the strategy to achieve the objectives.

The main elements of the operational and financial objectives of ASML, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the risk paragraph of the Annual Reports 2005 (as defined hereafter), ASML elaborates on the sensitivity of its results to both external as well as internal factors and variables.

The Board of Management's Rules of Procedure contain the responsibilities for the Board of Management, as well as for its individual members, as well as the procedures for meetings, minutes, and resolutions. For a more detailed overview of these items, reference is made to the Rules of Procedure posted on ASML's Corporate Governance website.

Composition, Appointment, Other Functions

According to ASML's Articles of Association, the Board of Management comprises at least two members. With the resignation of Mr. S. McIntosh, Executive Vice President Operations, effective January 3, 2005, and the retirement of Mr. D. Chavoustie, Executive Vice President Sales, effective December 31, 2005, the Board of Management currently consists of three members. The Supervisory Board intends to appoint Mr. K. Fuchs to succeed Mr. McIntosh as a member of the Board of Management of ASML, subject to notification to the AGM to be held on March 23, 2006. The main elements of Mr. Fuchs' contract were published at the same time as the announcement of his intended appointment in October 2005.

Mr. E. Meurice has assumed Mr. Chavoustie's responsibilities with respect to sales. Mr. Fuchs, who was appointed on November 1, 2005 as ASML's Chief Operating Officer (subject to the aforementioned notification), assumed Mr. Chavoustie's Customer Support responsibilities.

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML's Selection and Nomination Committee and after notification to the General Meeting of Shareholders. As a result of the amendment of the Articles of Association on March 31, 2004, appointments of Board of Management members will henceforth be for a definite period of four years and will be renewable for consecutive terms of four years. ASML's President and CEO, Mr. E. Meurice, was appointed for a period of four years on October 1, 2004. Mr. Fuchs, upon his appointment as a Board of Management member, will also be appointed for a period of four years. Both individuals will have a possibility of renewal when their terms expire. With respect to Messrs. P. Wennink and M. van den Brink, who were appointed before March 31, 2004, their existing employment contracts will be honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management is for an indefinite period of time, and that their potential severance payments will be determined in accordance with applicable laws.

The Supervisory Board may suspend and dismiss members of the Board of Management. However, members cannot be dismissed without hearing the General Meeting of Shareholders.

Board of Management members may only accept a membership on a supervisory board of another listed company upon prior approval from the Supervisory Board. Currently, no Board of Management member has more than two supervisory board memberships in other listed companies. No current Board of Management member is chairman of a supervisory board of a listed company. Members of the Board of Management are required to notify the Supervisory Board of other important functions (to be) held by them.

Internal Risk Management and Control Systems, External Factors

The Board of Management is responsible for ensuring that ASML complies with all applicable legislation and regulations. The Board of Management is responsible for the financing of ASML and for managing the risks related to its business activities, both internal as well as external risks. ASML is currently in the process of establishing a framework to properly manage internal controls over financial reporting, which is required by Section 404 of the Sarbanes-Oxley Act. The progress of the implementation of this framework, which is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee and the Supervisory Board.

The establishment of ASML's internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.

ASML publishes two annual reports in respect of the financial year 2005 ("Annual Reports 2005"): a Statutory Annual Report in accordance with Netherlands legal requirements based on International Financial Reporting Standards ("IFRS") and an Annual Report on Form 20-F, which is based on U.S. GAAP. Both Annual Reports 2005 include risk factors that are specific to the semiconductor industry and to ASML itself. In addition, ASML provides sensitivity analyses by providing: 1) a narrative explanation of its financial statements; 2) the context within which financial information should be analyzed; and 3) information about the quality of, and potential variability, of ASML's earnings and cash flow. In its "In Control Statement", as included in the Statutory Annual Report 2005, the Board of Management addresses ASML's internal risk management and control systems. As required under the Sarbanes-Oxley Act, the CEO and CFO shall sign a certificate stating that they have designed or caused to be designed adequate and effective disclosure controls and procedures for ASML and that they have disclosed in the Annual Report on Form 20-F any material changes to ASML's internal control over financial reporting during the reporting period. This certificate will be filed with the SEC.

With respect to the process of drafting annual reports, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report, ASML follows the requirements of Netherlands law, including preparation of financial statements in accordance with !FRS. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act 1934, and prepares the financial statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.

ASML is currently also implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation. Under Section 404 of the Sarbanes-Oxley Act, ASML's evaluation of internal controls over financial reporting will effectively be subject to external audit as from 2006 onwards.

In 2002, ASML established a Disclosure Committee consisting of senior managers from different functional areas within ASML. The Disclosure Committee advises the CEO and CFO with respect to the timely review, disclosure, and evaluation of periodic (financial) reports, as well as with respect to the maintenance and evaluation of disclosure controls and procedures.

Code of Conduct

Part of ASML's risk management and control system is ASML's Code of Ethical Business Conduct (the "Code of Conduct"), which includes ASML's Principles of Ethical Business Conduct ("Principles") and Internal Guidelines on Ethical Business Conduct ("Internal Guidelines"). The Internal Guidelines are based on the Principles and are specifically directed towards ASML employees. ASML has established a Complaints Procedure by which ASML employees may report, anonymously if desired, alleged violations of the Code of Conduct. ASML's Board of Management has established three complaints committees: in Europe, the U.S., and Asia, to whom ASML employees may submit such reports. The Complaints Procedure provides for the reporting of alleged violations of the Code of Conduct by Board of Management members to the Chairman of the Supervisory Board. ASML also has a Corporate Complaints Committee, which deals with appeals resulting from the cases handfed by the local Complaints Committees, as well as cases that cannot be handled locally because of the possible impact for the whole company.

With respect to alleged irregularities of a financial nature, ASML has established a Whistleblower's Procedure, whereby both ASML employees as well as third parties can report alleged irregularities of a financial nature to ASML's Internal Auditor and/or to the Chairman of the Supervisory Board, depending on the issue. The Whistleblower's Procedure also allows for anonymous reporting for employees.

The implementation of the Code of Conduct, including the implementation of the Whistleblower's Procedure, as well as the complaints received based on the Complaints Procedure and the Whistleblowers Procedure, are addressed in the Audit Committee on an annual basis.

The Code of Conduct, Complaints Procedure, and Whistleblower's Procedure are posted on ASML's Corporate Governance website.

Remuneration of the Board of Management

Amount and Composition

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the recommendation of the Remuneration Committee of the Supervisory Board. In proposing to the Supervisory Board the remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors:

•

the Remuneration Policy applicable at the time and as adopted by ASML's General Meeting of Shareholders. Currently, ASML's relevant remuneration policy is the Remuneration Policy 2004 as adopted by ASML's General Meeting of Shareholders held on March 18, 2004;

	•	the desired levels of remuneration;
	•	particular aspects of ASML's short- and long-term financial performance; and
	•	its current compensation and benefits structures and levels benchmarked against relevant markets.

The Remuneration Policy 2004 was drafted observing the Code and is such that ASML will continue to attract, reward, and retain qualified and seasoned industry professionals in an international labor market. On the other hand, the remuneration structure promotes the interest of ASML in the medium and long term, does not encourage Board of Management members to act in their own interests, and does not reward failing Board of Management members upon termination of their employment. The potential severance payment for Board of Management members who are appointed after adoption of the Remuneration Policy 2004 by the General Meeting of Shareholders on March 18, 2004, is a maximum of one year gross base salary, unless considered unreasonable in view of the circumstances and subject to mandatory Netherlands employment law, to the extent applicable. Existing rights of members of the Board of Management who were appointed prior to March 18, 2004, being Messrs. Van den Brink and Wennink, will not be infringed.

The total remuneration includes a base salary, a short-term performance cash bonus and performance stock options, long-term performance stock, and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of the Board of Management. The variable part of the remuneration is designed to strengthen the commitment of the members of the Board of Management to ASML as well as to its objectives. The variable part is linked to previously determined, measurable targets designed to achieve ASML's objectives.

The granting of performance stock options depends on the achievement after one year of the same quantitative performance criteria applicable to the performance bonus. The options ultimately granted may not be exercised in the first three years after the date of the initial conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

It is not the intention to modify the exercise price, nor the other conditions regarding the granted options during the term of the options, except if prompted by structural changes relating to the shares or to ASML in accordance with established market practice, such as (i) resulting from a resolution to issue shares with a pre-emption right for the holders of the shares outstanding at that time, (ii) a stock dividend, or (iii) a capitalization of reserves. In these circumstances, approval of the Supervisory Board is required.

Under the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, without financial consideration, after fulfillment of predetermined performance targets over a three-year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. As the date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The General Meeting of Shareholders approved the performance stock option and stock plans for the Board of Management on March 18, 2004.

As of January 1, 2005, the members of the Board of Management employed at the time of adoption of the Remuneration Policy 2004 (March 18, 2004) transferred to the new remuneration package in accordance with the Remuneration Policy 2004. As a consequence, no incentive stock options were granted during 2005.

Under the Remuneration Policy 2004, members of the Board of Management are eligible to a maximum conditional performance stock option grant, under the conditions set forth in the aforementioned policy, with a value equal to 25% of their base salary. The maximum number of performance stock options in relation to this amount will be determined on the day of publication of the 2005 annual results (January 18, 2006).

Mr. Meurice, subject to the Remuneration Policy 2004 at the time of the conditional grant in 2004, was eligible to a maximum conditional performance stock option grant under the conditions set forth in the Remuneration Policy 2004 with a value equal to EUR 37,500. The maximum number of performance stock options in relation to this amount was determined on the day of publication of the 2004 annual results. The maximum number of performance stock options that could be granted equaled 12,500 with a fair value of EUR 3.00. The targets set were fully met. Therefore 12,500 options became unconditional as per January 1, 2005. Furthermore, members of the Board of Management are eligible to a maximum conditional performance stock award, under the conditions set forth in the Remuneration Policy 2004, with a value equal to 25% of their base salary. The maximum number of performance stock in relation to this amount is determined on the day of publication of the 2004 annual results (in 2005). The value on the basis of the Cox Ross Rubinstein method equals EUR 4.26 per performance stock. The ultimately awarded number of performance stock will be determined in the financial year 2008 conditional upon achievement of financial and operational performance targets, relating to return on invested capital parameters.

On September 19, 2005, ASML entered into an employment agreement commencing on November 1, 2005 with the Company's Chief Operation Officer Klaus Fuchs. The employment agreement has a term of four years, but can be extended for consecutive terms of four years with the consent of both parties. Mr. Fuchs is entitled to receive a payment equal to one year's base salary in the event he is terminated by ASML. The agreement entitles Mr. Fuchs to a base salary of EUR 400,000 per year, plus an annual cash bonus of up to 50% of base salary if certain performance targets are met. Pursuant to the agreement, Mr. Fuchs will receive 22,000 sign-on stock as well as 22,000 sign-on stock options at the first possible moment of grant and is entitled to receive annually, if certain performance targets are met, (i) stock options with a value equal to up to 25% of base salary and (ii) stock with a value equal to up to 25% of base salary, as described in the above mentioned Remuneration Policy 2004

No special remuneration has been paid to a Board of Management member, with respect to termination of an employment agreement or otherwise, over the year 2005.

With respect to stock held in ASML other than as described above: only Mr. M.A. van den Brink as member of ASML's Board of Management owns 14,880 stock in ASML, which stock has been obtained in 1994. With respect to trading in ASML securities, Board of Management members, as well as other designated persons, are bound to ASML's Insider Trading Rules, which are posted on ASML's Corporate Governance website.

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennirk) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven.

On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Board of Management against financial losses that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

For more details about the Board of Management's remuneration, its composition, and other relevant elements, reference is made to the Remuneration Policy 2004 and the Remuneration Report over the financial year 2005 (both posted on ASML's Corporate Governance website), the Report of the Supervisory Board and other parts of ASML's Annual Reports 2005.

Regulations regarding ownership of and transactions in securities other than those issued by ASML for members of the Board of Management, are incorporated in the Rules of Procedure of the Board of Management, which rules have been approved by the Supervisory Board. The regulations are drafted observing best practice provision 11.2.6. of the Code. The complete Rules of Procedure, including the regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website.

Determination and Disclosure of Remuneration

As previously stated, the AGM held on March 18, 2004 adopted ASML's Remuneration Policy 2004. ASML also submitted for approval to the AGM held on March 24, 2005 the Stock Option and Stock Plans for the Board of Management, as well as the Stock Option plans for ASML's employees. Those plans were approved by the AGM.

The Report of the Supervisory Board as incorporated in ASML's Annual Reports 2005 contains the principle items of the Remuneration Report of the Supervisory Board concerning the application of the Remuneration Policy 2004 of ASML. The Remuneration Report contains the elements recommended by the Code.

Best practice provisions II.2.10 e) and g) of the Code, recommend to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML provides the qualitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of the targeted or actual quantitative performance levels used in the target setting under the Board of Management's Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of shareholders. It is the Supervisory Board's responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness. The AGM endorsed this position in its meeting on March 18, 2004. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005, acknowledged that quantitative performance criteria do not need to be disclosed in case of competitively sensitive information.

The remuneration for the individual Board of Management members of ASML is determined by the Supervisory Board, upon a proposal from the Remuneration Committee, with reference to the Remuneration Policy 2004. The Remuneration Policy 2004 is posted on ASML's Corporate Governance website and contains the qualitative performance criteria for the Board of Management. The level and structure of the remuneration of each of the members of the Board of Management is described in ASML's Annual Reports 2005. Under IFRS, ASML records as an expense the fair value of its share based payments with respect to (i) stock options granted to its employees and Board of Management and (ii) performance shares granted to its Board of Management. For more information, see the Notes to the financial statements of the Statutory Report 2005. Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share.

Conflicts of Interests

During the year 2005, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.

In addition, during 2005 no transactions of material significance were entered into between ASML and a shareholder holding 10% or more shares in ASML's capital.

Supervisory Board

Role and Procedure

ASML's Supervisory Board supervises the policies of the Board of Management and the genera course of affairs of ASML and its subsidiaries. ASML's Supervisory Board also supports the Board of Management with its advice. As a consequence of the two-tier structure prescribed by Netherlands company law, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. This is reflected in, among others, the requirement prescribed by Netherlands law that Supervisory Board members cannot be members of the Board of Management and cannot be an employee of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML's stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

1) the achievement of ASML's objectives;

2) ASML's corporate strategy and the risks inherent in the business activities;

3) the structure and operation of the internal risk management and control systems;

4) the reporting process; and

5) compliance with legislation and regulations.

In the year 2005, the Audit Committee and Supervisory Board frequently discussed the corporate strategy, the risks of the business, and the internal risk management and control systems. ASML's corporate strategy was approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the past financial year, as well as the number of meetings, the number of committee meetings, and the items discussed, both in the full Supervisory Board meetings, as well as in the committee meetings. The items discussed include those as required by the provisions of the Code (e.g. strategy, risks, the functioning of the Supervisory Board and its individual members, its composition, profile, the functioning of the Board of Management and its individual members, composition, succession) plus such items as deemed relevant, such as for example ASML's financial position and ASML's investor relations program. The report also contains the personal data of the members of the Supervisory Board.

The Rules of Procedure of the Supervisory Board, as amended in 2004, reflect requirements of the Code as well as requirements based on the U.S. Sarbanes-Oxley Act and contain (corporate governance) practices that the Supervisory Board has developed over the past years. Items included are meetings, minutes, appointment, and meeting attendance of Supervisory Board members. The Rules of Procedure also address the Supervisory Board's relationship with ASML's Board of Management, ASML's Works Council, and the General Meeting of Shareholders, as well as obtaining information from the Board of Management and external auditor necessary to be able to perform its tasks and responsibilities as a supervising body. The Supervisory Board may also obtain information from officers and external advisors of ASML, and shall be assisted herein by ASML.

The Rules of Procedure include the charters for the four committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. In accordance with Netherlands law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees.

Independence

The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. The Rules of Procedure of ASML's Supervisory Board include the independence definition prescribed by the Code. However, in the future it could be possible that ASML needs to deviate from the independence definition, when considered necessary to nominate the most suitable candidate as a Supervisory Board member. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML's Supervisory Board to be able to perform their supervising function. Because this industry has relatively few players, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate's independence.

Expertise, Composition, Appointment

The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board itself determines the number of Supervisory Board members required for the performance of its function.

Pursuant to the Large Company Regime, members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be explained and made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendations may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

In 2005, Ms. H. van den Burg was nominated by the Supervisory Board in accordance with the "strengthened" recommendation right of the Works Council and was subsequently appointed by the General Meeting of Shareholders on March 23, 2005. For the year 2006, the Works Council has the "strengthened" right to nominate another candidate for the Supervisory Board.

Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes, representing at least one/third of ASML's outstanding share capital. If a nomination is overruled, the Supervisory Board will make a new nomination. If a nomination is not overruled and the General Meeting of Shareholders did not appoint the nominated person, the Supervisory Board will appoint the nominated person.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed 12 years. The rotation schedule has been made available on ASML's Corporate Governance website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for reasons of lack of confidence. In such case the Enterprise Chamber shall appoint one or more members of the Supervisory Board at the request of the Board of Management.

The composition of the Supervisory Board is in accordance with its profile. The profile aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. The profile shall also be considered in case of re-appointment of Supervisory Board members. The profile is posted on ASML's Corporate Governance website.

Mr. F. Fröhlich is considered to be the Supervisory Board's financial expert, taking into consideration his extensive financial background and experience, especially as former CFO of Akzo Nobel N.V.

The Supervisory Board members appointed in March 2005, Mr. Bilous and Ms. Van den Burg, as well as Mr. Van der Poel, who was appointed in 2004, attended an introduction program, which included an overview of ASML's history, organization and business in general, ASML operations, market, industry and technology, ASML's financial and legal affairs, and ASML's human resources organization and strategy. Every year, an introduction program shall be set up for new Supervisory Board members. In addition, Supervisory Board members can request further training when they deem this necessary.

None of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Netherlands listed companies, a chairmanship counting double. In 2004, Mr. Fröhlich held supervisory board positions in five listed Netherlands companies, including chairmanship of the Supervisory Board of Randstad Holding N.V., which resulted in a total of six Supervisory Board memberships in Netherlands listed companies. In 2005, Mr. Fröhlich resigned from the Supervisory Board of Equant N.V. and, as a result, now complies with the maximum number of five Supervisory Board memberships as recommended by the Code.

Role of the Chairman of the Supervisory Board and the Company Secretary
The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure and follow the provisions related to this subject as described in the Code. The Chairman determines the agenda of the Supervisory Board meetings, taking into consideration the items that are required to be discussed, either by law or by corporate governance recommendations. The Chairman acts as the main contact between the Supervisory Board and the Board of Management and ensures the orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will also see to it that:
a) the members of the Supervisory Board follow their introduction and training program;
b) the members of the Supervisory Board receive in good time all information that is necessary for the proper performance of their duties;
c) there is sufficient time for consultation and decision making by the Supervisory Board;
d) the committees function properly;
e) the performance of the Board of Management members and the Supervisory Board members is assessed once a year; and
f) the Supervisory Board has proper contact with the Board of Management and the Works Council.

In case of absence of the Chairman of the Supervisory Board, the longest serving member of the Supervisory Board will act as chairman of the Supervisory Board. Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML's Board of Management.

The Supervisory Board is assisted in the performance of its duties by the Company Secretary. The Company Secretary sees to it that the correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and the obligations under ASML's Articles of Association. The Company Secretary also sees to it that the corporate governance requirements related to the Supervisory Board are met. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its committees (information, agenda, evaluation, introduction program, etc.). ASML's Company Secretary was first appointed by the Supervisory Board in 2002. Because of the recommendation in the Code that the Company Secretary be appointed by the Board of Management, the Company Secretary was re-appointed by the Board of Management effective as of January 1, 2005. The Company Secretary may be dismissed by the Board of Management, after prior approval from the Supervisory Board. In addition, a deputy company secretary was appointed to assist the Company Secretary.

Composition and Role of the four Committees of the Supervisory Board

As previously described, ASML's Supervisory Board has four committees: Audit Committee, Remuneration Committee, Selection and Nomination Committee, and the Technology and Strategy Committee. Their roles and functions are described in separate chapters in the Supervisory Board's Rules of Procedure. The Report of the Supervisory Board contains a summary of the composition of the committees, the meetings, and items discussed in those meetings.

The committees report orally about the issues and items discussed in each meeting to the plenary Supervisory Board. In addition, the committees distribute their minutes to all members of the Supervisory Board, thus ensuring that the full Supervisory Board is aware of all issues and subjects that were discussed in the committee meetings in order to be able to make the appropriate decisions where necessary.

Audit Committee

The Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results, in which meetings also the announcements related to the results are discussed. In 2005, the Audit Committee met six times. In 2005, the Audit Committee focused intensely on the implementation and documentation of ASML's internal risk management and control systems and related audit findings in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act, including the supervision of the enforcement of the relevant legislation and regulations. For more details about the internal risk management and control systems, reference is also made to the relevant paragraphs and chapters in the Annual Reports 2005. Furthermore, the role and activities of the external auditor are frequently discussed, including the progress on the execution of the annual Audit Plan, as well as the external auditor's recommendations and observations. Also the recommendations and observations of the Internal Auditor are recurring subjects in the Audit Committee meetings.

ASML provides the Audit Committee with all relevant information to be able to supervise adequately and efficiently the provision of financial information by ASML. This includes, among others, information on the implementation of the new accounting standards in the Netherlands, IFRS, the choice of accounting policies, information about the handling of estimated items in the annual accounts, and the work of internal and external auditors. The Audit Committee also discusses and reviews at least once a year ASML's tax planning policy, financing strategy, and the applications/ risks of information/ communication technology.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee shall be the first contact for the external auditor if he discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the external auditor. With respect to non-audit services, the external auditor only provides these in accordance with ASML's pre-approval policy, which was approved by the Audit Committee, and which is posted on ASML's Corporate Governance website. As a general rule, the external auditor is present at meetings of the Audit Committee, except if deemed not necessary or desirable by the Chairman of the Audit Committee. If the external auditor is present at Audit Committee meetings, the Audit Committee meets with the external auditor without the Board of Management present, to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues that need to be addressed.

In general, the Audit Committee invites ASML's CEO, CFO, and Corporate Controller to its meetings. The Internal Auditor also attends these meetings, depending on the agenda items. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

The Chairman of the Audit Committee is not the Chairman of the Supervisory Board nor a former member of ASML's Board of Management.

Remuneration Committee

The Remuneration Committee meets formally at least twice a year. In 2005, the Remuneration Committee met several other times to discuss various subjects, such as the evaluation of the adequacy of the Remuneration Policy 2004, the Stock Option plans and the Remuneration Report. Experts in the field of remuneration for members of Boards of Management in Netherlands listed companies assist the Remuneration Committee in its activities. The Chairman of the Remuneration Committee is neither the Chairman of the Supervisory Board, a former member of ASML's Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Netherlands listed company.

As mentioned previously, in 2004 the Remuneration Committee drafted the Remuneration Policy 2004 for the Board of Management. Based on the Remuneration Policy 2004, the Remuneration Committee made proposals for the remuneration of the individual Board of Management members. These proposals were adopted by the Supervisory Board. The proposals contain the following elements: the structure of the remuneration, base salary, variable parts of the remuneration, the shares or rights to shares to be granted, cash bonus, the performance criteria linked to the variable part of the remuneration, as well as the pension rights.

The Remuneration Committee prepared the Remuneration Report that is posted on ASML's Corporate Governance website.

Selection and Nomination Committee

The Selection and Nomination Committee meets at least twice a year, and more frequently when deemed necessary. In 2005, the committee members met twice formally and several additional times on an ad hoc basis with regard to the succession of Mr. McIntosh. The Supervisory Board agreed with the Committee's proposal to appoint Klaus Fuchs as Executive Vice President Operations and member of the Board of Management of ASML, subject to notification of the AGM of March 23, 2006.

The Selection and Nomination Committee also discussed selection criteria and appointment procedures for both Supervisory Board members and Board of Management members and assessed and discussed the size, composition, and current profile of the Supervisory Board.

It also discussed the functioning of the individual Supervisory Board and Board of Management members. The Selection and Nomination Committee also addressed the selection criteria and appointment procedures for senior management.

In addition, the Selection and Nomination Committee discussed the retirement of Mr. Chavoustie and the fulfillment of Mr. Chavoustie's responsibilities. With respect to the composition of the Supervisory Board, as already mentioned at the AGM of March 24, 2005, Mr. Dekker and Mr. Grassmann will retire by rotation on March 23, 2005. In 2006, the Works Council has a strengthened recommendation right to nominate a candidate for the Supervisory Board.

Technology and Strategy Committee

The Technology and Strategy Committee meets at least twice a year, and more frequently when deemed necessary. In 2005, the committee met three times. The Technology and Strategy Committee was established in March 2005 to provide advice to the Supervisory Board, especially with respect to ASML's technological strategies and ASML's technology and product roadmaps. External experts provide the members of the Technology and Strategy Committee from time to time with advice with respect to the subjects discussed in this committee.

Conflicts of Interest

Conflict of interests procedures are incorporated in the Supervisory Board's Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest to the fullest extent. During the financial year 2005, no transactions occurred that could have given the appearance of conflicts of interest or that effectively involved conflicts of interest.

Remuneration of the Supervisory Board

The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the Company. In 2005, the remuneration of Mr. Fröhlich, Chairman of ASML's Audit Committee, was increased by EUR 5,000 because of the increased responsibilities and activities he assumed based on both the Netherlands Corporate Governance Code and the Sarbanes-Oxley Act and related rules and regulations. In addition, Mr. OB Bilous will receive, on top of his regular Supervisory Board membership fee, an additional EUR 10,000 on an annual basis, due to the fact that he has special responsibilities in relation to ASML's obligations to the U.S. Government regarding technology transfer restrictions.

ASML shares or rights to acquire ASML shares are not a component of the remuneration of the Supervisory Board, and in case members acquire or have acquired ASML shares or rights to acquire ASML shares, these must be for the purpose of long-term investment only. No member of ASML's Supervisory Board owns ASML shares or rights to acquire ASML shares, with the exception of Mr. P. Grassmann, who owns 3,000 ASML shares. In concluding transactions in ASML shares, Supervisory Board members need to comply with ASML's Insider Trading Rules applicable at that moment. Detailed information on the Supervisory Board's remuneration can be found in the Annual Reports 2005.

Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Supervisory Board, are incorporated in the Rules of Procedure of the Supervisory Board. The regulations are drafted observing best practice provision III.7.3. of the Code. The regulations for trading in securities other than ASML securities are posted on ASML's Corporate Governance website as part of the complete Rules of Procedure.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Supervisory Board against financial losses that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements.

Shareholders and General Meeting of Shareholders

Powers

A General Meeting of Shareholders is held at least once a year in Veldhoven, Eindhoven, Amsterdam, or The Hague. In this meeting, at least the following items shall be discussed and/or approved:

	•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
	•	the adoption of the annual accounts;
	•	ASML's reserves and dividend policy and justification thereof by the Board of Management;
	•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
	•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
	•	each substantial change in the corporate governance structure of ASML; and
	•	any other item the Board of Management or the Supervisory Board may place on the agenda.

The Board of Management requires the approval of the General Meeting of Shareholders, the Supervisory Board, and the meeting of the holders of Priority Shares for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event: a) a transfer of the business or virtually all of the business to a third party; b) entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and c) an acquisition or disposal by the ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the Annual Accounts as most recently adopted.

Proposals placed on the agenda by the Supervisory Board, the meeting of holders of Priority Shares, the Board of Management, or shareholders submitted in accordance with the provisions of ASML's Articles of Association are discussed and resolved upon. With respect to the Priority Shares Foundation, ASML shall submit for approval to the AGM to be held on March 23, 2006, a proposal for amendment of ASML's Articles of Association, which proposed amendment includes the proposal to cancel the Priority Shares.

Every year, ASML requests limited authorization for the Board of Management to issue (rights to) shares up to a maximum of 20% of the outstanding capital, and to exclude pre-emptive shareholders rights for such issuances. In fact this agenda item includes two elements: 1) the authorization to the Board of Management to issue (rights to) shares in ASML's capital; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue. For approval of the first element a simple majority is required; for the second element, a two-thirds majority is required when less than one half of the issued share capital is present or represented at the AGM. Because less than half of the issued share capital was present or represented at the AGM of March 24, 2005, and more than half, but less than two-thirds of the votes cast was in favor of this agenda item, the agenda item was rejected.

Because it is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders' rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when stock option plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions will need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, will be limited when ASML needs to ask prior approval to issue shares and/ or to exclude the shareholders' pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another standard and recurring agenda item is the authorization to repurchase ASML shares up to a maximum of 10% of the outstanding capital for valuable consideration, valid for a period of 18 months following the approval. For the authorization a simple majority is required and the Board of Management needs to obtain the approval of the Supervisory Board for the repurchase of ASML shares.

The Board of management or Supervisory Board may convene Extraordinary General Meetings as often as they deem necessary. Such meetings must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

Logistics of the General Meeting of Shareholders

To facilitate the attendance of shareholders at ASML's General Meetings of Shareholders, ASML may set a record date for the exercise of voting rights and the rights relating to the General Meeting of Shareholders. ASML has done so in recent years and intends to continue to do so. Shareholders registered at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding subsequent sale of their shares after the record date. The advantage of a record date is the limitation of the blocking period before the General Meeting of Shareholders, during which period shareholders cannot trade in ASML shares. The record date will be published in advance of every General Meeting of Shareholders.

Convocation of the General Meeting of Shareholders shall take place, in accordance with Netherlands law and ASML's Articles of Association, at least 15 days before the meeting. ASML aims to publish the convocation at least three weeks in advance. The Board of Management and Supervisory Board shall provide the shareholders with facts and circumstances relevant to the proposed resolutions for which an approval right is granted to the General Meeting of Shareholders, through an explanation to the agenda, as well as other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted on both ASML's Investor Relations and Corporate Governance websites.

Resolutions taken at the General Meeting of Shareholders shall be recorded, if required, by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on ASML's website. The draft minutes of the General Meeting of Shareholders are available, upon request, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the other person appointed by the Chairman for this purpose at the beginning of the meeting. The adopted minutes are also made available on ASML's website. In addition, ASML shall send by mail the draft minutes and/or the adopted minutes to those shareholders who have requested to receive the draft and/or adopted minutes in this manner.

ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. For the General Meeting of Shareholders held in March 2005, ASML used an Internet proxy voting system, which gave shareholders the opportunity to vote "from a distance", thus ensuring that more shareholders could participate in the General Meeting of Shareholders without having to attend in person. Shareholders who voted through internet proxy voting were required to appoint a proxy to officially represent them at the General Meeting of Shareholders.

With respect to the depositary receipts for shares: ASML does not cooperate with the issuance of such depositary receipts.

Information to the Shareholders

To ensure fair disclosure, ASML strives that company information that may influence the share price is distributed to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties.

When ASML's annual and quarterly results are published and explained by the Board of Management, interested parties, including shareholders, can participate through conference calls and can view the presentation of the results on ASML's website. With respect to the conference call related to ASML's annual financial results 2005, ASML held a single conference call for both investors and media to further ensure ASML's continuous compliance with new disclosure regulations as enforced by the Netherlands Authority for the Financial Markets (AFM), the supervising authority for disclosure matters in the Netherlands. The schedule for communicating the annual financial results 2005 was published through a press release and posted on ASML's website. In addition, ASML provides information to its shareholders at ASML's General Meeting of Shareholders.

Once a year, ASML holds an Analyst Day, inviting professional analysts to its headquarters in Veldhoven. It is ASML's policy to post the presentations given at the above mentioned meetings on ASML's website, as well as other presentations given to analysts and investors at investor conferences throughout the year. Information regarding presentations to investors and analysts and conference calls are announced in advance on ASML's website; reference is made to ASML's financial calendar as published on ASML's investor Relations website. Meetings and discussions with investors and analysts shall in principle not take place shortly before publication of regular financial information. ASML does not in advance assess, comment upon, or correct analysts' reports and valuations, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts' reports, or for the production or publication of analysts' reports and takes no responsibility for the content of such reports.

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. In case of an overriding interest, the Board of Management and Supervisory Board provide their arguments to the extent possible.

Furthermore, ASML's Corporate Governance website provides links to websites that contain information about ASML that ASML published or deposited in accordance with applicable rules and regulations.

With respect to ASML's anti-takeover measures, ASML has a Priority Shares Foundation and a Preference Shares Foundation. The mechanisms of these measures are described in more detail in the Annual Reports 2005, including a description of the proposal to cancel the Priority Shares and to dissolve the Priority Shares Foundation.

Relationship with Institutional Investors

ASML considers it to be in its interest that institutional investors increase their participation at the General Meeting of Shareholders. In the past few years, ASML has actively approached its institutional investors to increase their participation at the General Meeting of Shareholders, and ASML will continue to do so. To assist ASML in increasing and facilitating the communication with its institutional investors, ASML has engaged the services of a proxy solicitation organization. In addition, and as previously mentioned, ASML uses a record date for the attendance of the General Meeting of Shareholders, to limit the "blocking period" and in 2005 used an internet proxy voting system. For the AGM to be held on March 23, 2006, ASML is further investigating possible measures to encourage investors to participate in General Meetings of Shareholders.

The Audit of Financial Reporting and the Postion of the Internal and External Auditor

Financial Reporting

ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, annual accounts, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML's disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements.

With respect to the determination by the Audit Committee of the activities of the external auditor in relation to the financial reports other than the annual accounts, the Audit Committee reviews and determines the external auditor's Audit Plan for the audits planned during the financial year. The activities of the external auditor relating to the content and publication of financial reports besides the annual accounts are also part of the Audit Plan, and as such the Audit Committee determines the role of the external auditor in the activities relating to the reporting of financial results other than the annual accounts.

Appointment, Role, Assessment of the Functioning of the External Auditor, and his Remuneration

In accordance with Netherlands law, ASML's external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML's current external auditor, Deloitte Accountants B.V. ("Deloitte"), was appointed by the General Meeting of Shareholders in 1995.

In 2005, ASML's Board of Management and Audit Committee conducted an assessment of the quality of the performance of the external auditor over the financial year 2004, and presented its conclusion to the AGM held on March 24, 2005. The Board of Management and the Audit Committee concluded that they were satisfied with the performance of the external auditor. Three aspects to which special attention was paid in the evaluation of the performance were: the level of independence, rotation of partners, and the proportion of the audit versus non-audit fees. The external auditor's policy is balanced with on the one hand, a critical attitude and, on the other hand understanding of ASML's specific demands. The Board of Management and the Audit Committee have decided not to conduct an assessment on the performance of the external auditor over the financial year 2005, as a rather extensive evaluation was performed in the beginning of 2005, and the external auditor is functioning to the satisfaction of both the Audit Committee and the Board of Management. It is the intention to perform another detailed evaluation within the coming two years.

Annually, the Board of Management and the Audit Committee report on the relationship with the external auditor to the Supervisory Board, including the required auditor independence (for example the provision of non-audit services by the external auditor or the desirability of rotating the responsible partner of the external auditor).

The responsible audit partner of the external auditor firm in charge of the audit responsibilities for ASML is Mr. J.G.C.M. Buné. In accordance with the audit partner rotation requirements of the SEC, Mr. Buné will rotate after a maximum period of five years, which is after finalization of the audit of the financial year 2006.

Since the General Meeting of Shareholders held on March 18, 2004, the external auditor has been present at ASML's shareholder meetings to respond to questions, if any, from the General Meeting of Shareholders about its auditors' opinion on the financial statements. The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. Non-audit services performed by the external auditor, (mainly tax-services) formed 24% of the external auditor's services in 2005, based on the fees spent on these activities.

In general, the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings. The external auditor attends the meeting of the Supervisory Board in which the report of the external auditor with regard to the audit of the annual accounts and the annual accounts themselves are discussed. ASML's Board of Management is also present at this meeting. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.

Internal Auditor

In 2004, ASML established an internal audit function. The internal audit function forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. The initial role of the internal audit function was directed at facilitating the implementation of an enhanced (internal) control framework. From the fourth quarter of 2005 onwards, the internal audit function has taken on its (ultimate) independent internal audit function. The internal auditor reports to the Board of Management and the Audit Committee. The external auditor and the Audit Committee shall be involved in drawing up the work schedule and audit scope of the internal auditor, and shall also take regard of the findings of the internal auditor.

Deviations from the Code	For clarity purposes, ASML lists below its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.

II.1.4 In Control Statement Financial Year 2005

ASML acknowledges the importance of further improvements to its internal control and risk management systems. Therefore, in 2004, ASML started the Sarboxplus Project to set up a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act ("SOX 404"). For a further explanation on ASML's plan of action for compliance with SOX 404 and the Company's internal risk management and control in general, reference is made to the "In Control Statement" from the Board of Management as included in the statutory Annual Report 2005.

Based on the outcome of various measures that ASML used in 2005 to comply with its duties in the area of internal risk management and control systems, the Board of Management has stated in the In Control Statement that, to the best of its knowledge and belief, the measures as described in the In Control Statement provide a reasonable level of assurance that ASML's financial reporting fairly presents in all material respects the financial condition, results of operations and cash flows of the Company, and ASML's financial reporting does not contain any material inaccuracy.

As described in the In Control Statement, ASML is currently implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation, and at this moment ASML's Board of Management cannot attest the adequacy and effectiveness of the Company's internal control systems over financial reporting as required by SOX 404. The Company's evaluation of internal controls over financial reporting will be subject to internal and external audit as of December 31, 2006. ASML's Board of Management is currently not aware of any change in the Company's internal control over financial reporting that occurred during 2005 that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

II.2.1/ II.2.2

Members of ASML's Board of Management receive conditional performance stock options, whereby the amount of performance stock options awarded depends on the achievement after one year of the quantitative performance criteria as applicable to the performance bonus (see chapter on the remuneration of the Board of Management). The options ultimately granted may not be exercised in the first three years after the date of conditional grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

The method as used by ASML is thus a mixture of the best practices II.2.1 and II.2.2.: performance options are granted conditionally, subject to achievement of performance criteria and will not be exercised in the first three years after date of grant.

II.2.3

Although ASML does not consider ASML's execution of this best practice a deviation from the Code, it could be interpreted as such.

Under the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, for no financial consideration, after fulfilment of predetermined performance targets over a three-year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years. Accordingly, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The AGM approved the performance stock option and share plans for the Board of Management on March 18, 2004.

II.2.7

The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. P. Wennink and M. van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicabie law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.

II.2.8

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven. ASML's Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

II.2.10 e) and g)

In these best practices of the Code, it is recommended to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria. ASML does provide the qualitative performance criteria as well as a summary of the methods to determine the achievement of the performance criteria, but cannot give the exact target data, as this concerns highly competitive information, such as market share and gross margin. The Supervisory Board therefore feels that in light of its competitive sensitivity, it is justified not to publish more details of targeted or actual quantitative performance levels used in the target setting under the Board of Management's Remuneration Policy. Full disclosure is not in the interest of ASML, and therefore also not in the interest of the shareholders. It is the Supervisory Board's responsibility to set the actual targets for the variable part of the remuneration of the Board of Management taking into account the principle of reasonableness.

The General Meeting of Shareholders endorsed this position in its meeting on March 18, 2004. In addition, the Monitoring Committee Corporate Governance Code in its report dated December 2005 acknowledged that quantitative performance criteria do not need to be disclosed in case of competitive sensitive information.

The Board of Management and the Supervisory Board,

Veldhoven, January 27, 2006

Information

and Investor

Relations

Financial calendar March 23, 2006
General meeting of Shareholders at the Evoluon, Noord Brabantlaan 1A Eindhoven, the Netherlands

April 19, 2006 Announcement of First Quarter results for 2006

July 19, 2006 Announcement of Second Quarter results for 2006

October 18, 2006 Announcement of Third Quarter results for 2006

January 17, 2007 Announcement of Fourth Quarter results for 2006 and Annual results for 2006

Fiscal Year ASML's fiscal year ends as of December 31, 2006

Listing

Our ordinary shares are listed for trading in the form of New York Shares on Nasdaq and in the form of registered shares ("Amsterdam Shares") on the Eurolist by Euronext Amsterdam, under the symbol "ASML". ASML's ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations

ASML Investor Relations will supply information or further copies of this Annual Report. The Annual report, quarterly releases and other information are also available on the ASML website, www.asml.com.

ASML

Worldwide

Contact

Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

U.S. main offices

8555 South River Parkway

Tempe, AZ 85284

U.S.A.

77 Danbury Road

Wilton, CT 06897

U.S.A.

Asia main office

Suite 603

One International Finance Center

1, Harbour View Street

Central, Hong Kong

Corporate Communications

phone: +31 40 268 4941

fax: +31 40 268 3655

e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

fax: +31 40 268 3655

e-mail: investor.relations@asml.com

For more information please visit our website
www.asml.com

[THE REMAINDER OF THE ANNUAL REPORT 2005, WHICH CONSISTS OF ASML'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 THAT WAS FILED WITH THE COMMISSION ON JANUARY 27, 2006, IS NOT INCLUDED IN THIS REPORT ON FORM 6-K.]